Exhibit 99.1

NR 15-03

GOLD RESERVE APPOINTS KENNETH I. JUSTER TO BOARD OF DIRECTORS

SPOKANE, WASHINGTON, March 17, 2015 -- Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) today announced that the Board of Directors has appointed Kenneth I. Juster as a director of the Company.

Mr. Juster has over 30 years of experience as a senior business executive, senior law partner with international arbitration and execution of award experience, and senior U.S. Department of State official. Mr. Juster currently is a partner and managing director at the global private equity firm Warburg Pincus, where his work covers a range of issues, including political risk, global policy, and regulatory matters relating to the firm's investment activities and portfolio companies. Mr. Juster holds a law degree from the Harvard Law School, a Master's degree in public policy from the John F. Kennedy School of Government at Harvard, and a Bachelor of Arts degree in government from Harvard College.

Mr. Juster replaces Chris D. Mikkelsen as a member of the Board of Directors.  Mr. Mikkelsen has informed the Company of his desire to resign his position concurrent with his retirement from his primary professional business activity. Mr. Mikkelsen has been a director of the Company since 1997 and Chair of the Audit Committee since 1998.  These changes are effective immediately.

“The Board of Directors believes that Ken will add considerable expertise at this important time period, including the collection phase of our arbitral award, and look forward to working with him,” stated Mr. James Coleman, Chairman of the Board of Directors.  “All of the directors thank Mr. Mikkelsen for his contribution and many years of service to the Company and wish him the very best in the future."

Mr. Juster has been granted 100,000 stock options, with a term of 5 years, exercisable at US $3.89 per share effective today.  Steelhead Partners LLC, beneficial owner of 25.85% of the Company's common shares and 43.5% of the Company's outstanding convertible and interest notes, had previously recommended to the Board of Directors to add Mr. Juster as an independent director, due to his considerable expertise and experience, to assist the Company in the collection process of the ICSID Arbitral Award.

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov  and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”